UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-2525
Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for
Huntington Bancshares Incorporated Directors
(Exact name of registrant as specified in its charter)
Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, OH 43287
614-480-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Interests in the Huntington Bancshares Incorporated Deferred Compensation Plan and
Trust for Huntington Bancshares Incorporated Directors
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 12
Pursuant to the requirements of the Securities Exchange Act of 1934 Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 8, 2007	By:	s/ Donald R. Kimble
Donald R. Kimble
Executive Vice President and Chief Financial Officer